Exhibit 99.1

YM BIOSCIENCES ANNOUNCES SCHEDULE OF NIMOTUZUMAB
PRESENTATIONS AT ASCO 2008 ANNUAL MEETING

MISSISSAUGA, Canada - May 5, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that posters describing research conducted on its anti-cancer drug nimotuzumab are scheduled to be presented at the 2008 American Society of Clinical Oncology (ASCO) Annual Meeting, which takes place May 30 - June 3, 2008 in Chicago, IL.

The first poster presentation, entitled “Phase III trial of nimotuzumab for the treatment of newly diagnosed diffuse intrinsic pontine gliomas in children and adolescents” is listed as scheduled to be presented on Sunday, June 1, 2008 from 2:00 pm to 6:00 pm. (S Hall A1, Poster Board number 3D, Abstract number 2058)

The second poster presentation, entitled “Pharmacodynamic (PD) study of Nimotuzumab, an anti epidermal growth factor receptor (EGFR) monoclonal antibody (MAb), in patients with unresectable squamous cell carcinoma of the head and neck (SCCHN): A SENDO Foundation study” is scheduled to be presented on Saturday, May 31, 2008 from 2:00 pm to 6:00 pm. (S Hall A1, Poster Board number 14D, Abstract number 6070)

The third poster presentation, entitled "Preliminary results of an escalating dose phase I clinical trial of the anti-EGFR monoclonal antibody nimotuzumab in combination with external radiotherapy in patients diagnosed with stage IIb, III or IV non-small cell lung cancer unsuitable for radical therapy” will be presented on Sunday, June 1, 2008 at 2:00 pm to 6:00 pm. (S Hall A1, Poster Board number 15F, Abstract number 3037)

This poster will present updated trial results including survival data, response rate and overall safety of nimotuzumab in the palliative patient population.

The 2008 ASCO Annual Meeting abstracts will be publicly posted at www.ASCO.org on Thursday, May 15th at 9:00PM EDT.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomas Fechtner, the Trout Group LLC                                                        James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931                                                                                     Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com                                                                  Email: jsmith@equicomgroup.com

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